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                           November 14, 2022

       Timothy G. Dixon
       President and Chief Executive Officer
       Therapeutic Solutions International, Inc.
       701 Wild Rose Lane
       Elk City , Idaho 83525

                                                        Re: Therapeutic
Solutions International, Inc.
                                                            Registration
Statement on Form S-1
                                                            Filed October 31,
2022
                                                            File No. 333-268070

       Dear Timothy G. Dixon:

              We have limited our review of your registration statement to those issues we have addressed in our comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

              Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

              After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments.

       Form S-1 filed October 31, 2022

       Cover Page

   1. Please amend your filing to name GHS Investments, LLC as an underwriter and selling shareholder. At a
minimum, this disclosure should appear to the prospectus cover page and in the plan of
distribution. For guidance, refer to Securities Act Compliance and
                                                        Disclosure
Interpretation 139.13.
 Timothy G. Dixon
FirstName
TherapeuticLastNameTimothy    G. Dixon
            Solutions International, Inc.
Comapany 14,
November   NameTherapeutic
               2022          Solutions International, Inc.
November
Page 2     14, 2022 Page 2
FirstName LastName
2. We note your statement on the cover page that the selling stockholders may offer the shares of your common stock for resale in the over-the-counter market, in isolated transactions, or in a combination of such methods of sale, and that the selling stockholders will sell their shares at prevailing market prices or privately negotiated prices. We also note the disclosure on page 4 and on the back cover that the offering price will be at a
         20% discount to the market price. Finally, we note your statement on page 4: "We may offer these securities in amounts, at prices and on terms determined at the time of offering.
         The securities may be sold directly to you, through agents, or through underwriters and dealers." Please revise to address these inconsistencies or clarify. Prospectus Summary
The Offering, page 4

3. We note that Section 1(u) of the Purchase Agreement defines "Purchase Price" as "80% of the lowest trading price of the Common Stock during the Valuation Period." We also note that following such time that the Company's common stock is listed on a National
         Exchange, the purchase price will be "90% of the lowest VWAP during the Valuation
         Period, subject to a floor of $[ ] . . ." Please clearly disclose here how you will determine the full discount price at which GHS Investments, LLC will receive the shares.
4. Please revise to disclose the material terms of the agreement with GHS Investments, LLC, including the material conditions under which the company may access the funds available under it and the term of the agreement (we note you refer to the Purchase
         Agreement with GHS Investments, LLC as the "PA" and on page 48 say that a CSPA
         (undefined) terminates on September 19, 2024). Please additionally disclose the material market activities of GHS Investments, LLC, including any short selling
of the company   s
         securities or other hedging activities that GHS Investments, LLC may or has engaged in, including prior to entering into the agreement and prior to the receipt of any shares pursuant to the terms of the agreement, how it intends to distribute the securities it owns or will acquire, and how the provisions of Regulation M may prohibit it and any other distribution participants that are participating in the distribution
of the company   s
         securities from (i) engaging in market making activities (e.g., placing bids or making purchases to stabilize the price of the common stock) while the equity line is in effect and
         (ii) purchasing shares in the open market while the equity line is in effect.
 Timothy G. Dixon
FirstName
TherapeuticLastNameTimothy    G. Dixon
            Solutions International, Inc.
Comapany 14,
November   NameTherapeutic
               2022          Solutions International, Inc.
November
Page 3     14, 2022 Page 3
FirstName LastName
Risk Factors, page 16

5. Please disclose the material risks of an investment in the company and in the offering, including the dilutive effect of the formula or pricing mechanism on
the company   s share
         price, the possibility that the company may not have access to the full amount available to it under the equity line and how any sales activities after announcement of a put including
         short selling may negatively affect the company   s share price. Also
consider the
         applicability of the following risk factor on page 19: "This Offering is being placed on a
            best efforts    basis and we may not raise the entire $10,000,000"
relating to an offering
         of Restricted Shares and Units.
Selling Stockholders, page 43

6. Please revise to provide the information required by Item 507 of Regulation S-K. Refer to
         Item 7 of Form S-1.
General

7. You disclose that you are registering the resale of an indeterminate number of shares of your common stock that will be sold to GHS Investments, LLC under a Purchase
         Agreement dated September 19, 2022. Per the securities Purchase Agreement, you may sell up to $10,000,000 shares of common stock over the duration of the agreement. Please note that you must disclose the number of common stock shares being registered on this registration statement. Please revise the prospectus cover page, offering summary and selling stockholder table to disclose the specific number of shares being registered under the equity line agreement. Refer to Securities Act Sections Compliance and Disclosure
         Interpretations Questions 139.13 and Item 501(b)(2) of Regulation S-K.
8. We note that it appears you may have elected to incorporate information by reference pursuant to General Instruction VII. If you are intending to incorporate by reference please provide us with an analysis as to your eligibility to incorporate by reference, specifically as it relates to General Instruction VII(D)(1)(c). In this respect, we note your statement on page 21: "Our common stock is considered to be penny stock under rules
         promulgated by the Securities and Exchange Commission (the    SEC
)." If you are not
         intending to incorporate by reference, please remove all references in the registration statement to incorporating by reference and ensure all required information is included in the registration statement. As an example, provide the information required by Item 303 of
         Regulation S-K (Management's discussion and analysis of financial condition and results of operation). We also note that filing your 10-K as Exhibit 13.2 does not satisfy any of these requirements.
9. Please refile your exhibits in the proper text-searchable format. Please refer to
         Item 301 of Regulation S-T. Please also revise to provide the information required by Item
         16(a) of Form S-1.
 Timothy G. Dixon
Therapeutic Solutions International, Inc.
November 14, 2022
Page 4


        We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

       Refer to Rules 460 and 461 regarding requests for acceleration. Please allow adequate time for us to review any amendment prior to the requested effective date of the registration statement.

       You may contact Jordan Nimitz at 202-551-5831 or Margaret Schwartz at 202-551-7153
with any questions.



                                                           Sincerely,

FirstName LastNameTimothy G. Dixon                     Division of Corporation
Finance
                                                       Office of Industrial
Applications and
Comapany NameTherapeutic Solutions International, Inc.
                                                       Services
November 14, 2022 Page 4
cc:       Hugh Kelso, Esq.
FirstName LastName